File No. 812-14894

As filed with the Securities and Exchange Commission on October 2, 2018

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2 UNDER THE ACT AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

Amendment No. 1

ALPS VARIABLE INVESTMENT TRUST

ALPS ETF TRUST

FINANCIAL INVESTORS TRUST

and

ALPS ADVISORS, INC.

1290 Broadway, Suite 1100

Denver, Colorado 80203

Please direct all communications regarding this Application to:

Peter H. Schwartz, Esq.

Davis Graham & Stubbs LLP

1550 17th Street, Suite 500

Denver, Colorado 80202

Phone: 303-892-7381

Fax: 303-893-1379

With a copy to:

Andrea E. Kuchli

ALPS Advisors, Inc.

1290 Broadway, Suite 1100

Denver, Colorado 80203

This Application (including Exhibits) contains 29 pages.

In the Matter of

ALPS VARIABLE INVESTMENT TRUST

ALPS ETF TRUST

FINANCIAL INVESTORS TRUST

and

ALPS ADVISORS, INC.

1290 Broadway, Suite 1100

Denver, Colorado 80203

Investment Company Act of 1940

File No. 812-14894

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APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2 UNDER THE ACT AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

AMENDMENT NO. 1

I.	introduction

ALPS Variable Investment Trust, ALPS ETF Trust, and Financial Investors Trust (each a “Trust” and collectively, the “Trusts”), each a registered open-end investment company that offers or will offer one or more series of shares (each a “Series,” and collectively, the “Series”) and ALPS Advisors, Inc., the investment adviser to each of the Trusts (the “Advisor” and together with the Trusts and the Series, the “Applicants”)1, hereby file this application (the “Application”) for an order of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Advisor, subject to the approval of the board of trustees of each Trust (each a “Board”), including a majority of those who are not “interested persons” of the Sub-Advised Series (as defined below) or the Advisor as defined in Section 2(a)(19) of the 1940 Act (the “Independent Board Members”), to, without obtaining shareholder approval: (i) select both certain wholly-owned and non-affiliated investment sub-advisers (each a “Sub-Advisor” and collectively, the “Sub-Advisors”) to manage all or a portion of the assets of a Sub-Advised Series and enter into investment sub-advisory agreements with the Sub-Advisors (each a “Sub-Advisory Agreement” and collectively, the “Sub-Advisory Agreements”) and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisors. As used herein, a Sub-Advisor for a Sub-Advised Series is (1) an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the Advisor for that Sub-Advised Series, or (2) a sister company of the Advisor for that Sub-Advised Series that is an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the same company that, indirectly or directly, wholly owns the Advisor (each of (1) and (2) a “Wholly-Owned Sub-Advisor” and collectively, the “Wholly-Owned Sub-Advisors”), or (3) an investment sub-adviser for that Sub-Advised Series that is not an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of the Series, any Feeder Fund (as defined below) invested in a Master Fund (as defined below), the Trusts, or the Advisor, except to the extent that an affiliation arises solely because the sub-adviser serves as a sub-adviser to one or more Sub-Advised Series (each a “Non-Affiliated Sub-Advisor” and collectively, the “Non-Affiliated Sub-Advisors”).

[1]	The term “Advisor” includes (i) the Advisor, (ii) its successors, and (iii) any entity controlling, controlled by or under common control with the Advisor or its successors. For the purposes of the requested order, “successor” is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.

Applicants also request that the order of the Commission under Section 6(c) of the 1940 Act exempt the Sub-Advised Series from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934 (the “Exchange Act”); and (iii) Sections 6-07(2)(a), (b), and (c) of Regulation S-X.

Applicants request that the relief sought herein apply to the named Applicants, as well as to any future Series and any other existing or future registered open-end management investment company or series thereof2 that intends to rely on the requested order in the future and that (i) is advised by the Advisor, (ii) uses the multi-manager structure described in this Application, and (iii) complies with the terms and conditions set forth herein (each, a “Sub-Advised Series”).3 All registered open-end investment companies that currently intend to rely on the requested order are named as Applicants. All Series that currently are, or that currently intend to be, Sub-Advised Series are identified in the Application. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.4

Applicants are seeking this exemption primarily to enable the Advisor and the Board to obtain for each Sub-Advised Series the services of one or more Sub-Advisors believed by the Advisor and the applicable Board to be particularly well suited to manage all or a portion of the assets of the Sub-Advised Series, and to make material amendments to Sub-Advisory Agreements believed by the Advisor and the applicable Board to be appropriate, without the delay and expense of convening special meetings of shareholders to approve the sub-advisory agreements. Under this structure, the Advisor, in its capacity as investment adviser, among other things, evaluates, allocates assets to and oversees the Sub-Advisors, and makes recommendations about their hiring, termination and replacement to the applicable Board, at all times subject to the authority of the applicable Board. This structure is commonly referred to as a “multi-manager” structure.

If the relief sought is granted, the Advisor, with the approval of the applicable Board, including a majority of the members of such Board who are Independent Board Members, would on behalf of a Sub-Advised Series, without obtaining shareholder approval, be permitted to (i) hire a Non-Affiliated Sub-Advisor or a Wholly-Owned Sub-Advisor, including terminating an existing sub-adviser and replacing it with one or more Non-Affiliated Sub-Advisors or Wholly-Owned Sub-Advisors, and (ii) materially amend Sub-Advisory Agreements with Non-Affiliated Sub-Advisors and Wholly-Owned Sub-Advisors. Shareholder approval will continue to be required for any other sub-adviser changes and material amendments to an existing sub-advisory agreement with any sub-adviser other than a Non-Affiliated Sub-Advisor or a Wholly-Owned Sub-Advisor, in each case (all such changes requiring shareholder approval referred to herein as “Ineligible Sub-Advisor Changes”) except as otherwise permitted by applicable law or by rule.

[2]	Future Series may be operated as a master-feeder structure pursuant to Section 12(d)(1)(E) of the 1940 Act. In such a structure, certain Series (each, a “Feeder Fund”) may invest substantially all of their assets in a Sub-Advised Series (a “Master Fund”) pursuant to Section 12(d)(1)(E) of the 1940 Act. No Feeder Fund will engage any sub-advisers other than through approving the engagement of one or more of the Master Fund’s sub-advisers.
[3]	As of the date of this Application, the current series of each Trust that intend to rely on the requested order are provided on Exhibit C hereto.
[4]	The requested relief will not extend to any sub-adviser, other than a Wholly-Owned Sub-Advisor, who is an affiliated person, as defined in section 2(a)(3) of the 1940 Act, of the Sub-Advised Series, any Feeder Fund, or of the Advisor, other than by reason of serving as a sub-adviser to one or more of the Sub-Advised Series (“Affiliated Sub-Advisor”).

For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the Sub-Advised Series would be negatively impacted without the requested relief because of delays in hiring or replacing Sub-Advisors and costs associated with the proxy solicitation to approve new or amended Sub-Advisory Agreements.

II.	The TRUSTs

Each Trust is an open-end management investment company registered under the 1940 Act. Each Trust is organized as a Delaware statutory trust under Delaware law. Under Delaware law and each Trust’s Declarations of Trust, each Trust is managed under the direction of its Board. As a Delaware trust, each Trust is not required to hold annual meetings of shareholders. Each Series has or will have its own distinct investment objective, policies and restrictions. Shares of some Series may be sold as a funding option for variable life insurance policies and variable annuity contracts issued by an insurance company.

III.	The ADVISOR

The Advisor serves or will serve as the investment adviser to each applicable Series pursuant to an investment advisory agreement with each Trust (the “Investment Management Agreement” and, together, the “Investment Management Agreements”). The Advisor is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and is a corporation organized under the laws of the state of Colorado.

Each Investment Management Agreement has been or will be approved by each Trust’s Board, including a majority of its Independent Board Members, and by the shareholders of the relevant Series in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. The terms of each Investment Management Agreement will comply with Section 15(a) of the 1940 Act. Applicants are not seeking an exemption from the 1940 Act with respect to the Investment Management Agreements. Pursuant to the terms of each Investment Management Agreement, the Advisor, subject to the supervision of the Board, will provide continuous investment management of the assets of each Series. The Advisor will periodically review the Series’ investment policies and strategies, and based on the needs of a particular Series may recommend changes to the investment policies and strategies of the Series for consideration by the Board.

Each Investment Management Agreement provides or will provide that the Advisor may, subject to the approval of the applicable Board,5 including a majority of its Independent Board Members, and the shareholders of the applicable Sub-Advised Series (if required), delegate portfolio management responsibilities of all or a portion of the assets of a Sub-Advised Series to one or more Sub-Advisors. In accordance with each Investment Management Agreement, the Advisor will supervise each Sub-Advisor in its performance of its duties with a view to preventing violations of the federal securities laws. The Advisor will continue to have overall responsibility for the management and investment of the assets of each Sub-Advised Series, and the Advisor’s responsibilities will include, for example, recommending the selection, retention, removal or replacement of Sub-Advisors, and determining the portion of that Sub-Advised Series’ assets to be managed by any given Sub-Advisor and reallocating those assets as necessary from time to time. If the Advisor determines to delegate portfolio management responsibilities to one or more Sub-Advisors, the Advisor will evaluate, select and recommend Sub-Advisors to manage the assets (or portion thereof) of the Sub-Advised Series and oversee, monitor and review the Sub-Advisors and their performance and their compliance with the Sub-Advised Series’ investment policies and restrictions. If the name of any Sub-Advised Series contains the name of a sub-adviser, the name of the Advisor to the Sub-Advised Series, or a trademark or trade name that is owned by or publicly used to identify the Advisor, will precede the name of the sub-adviser.

[5]	The term “Board” also includes the board of trustees or directors of a future Sub-Advised Series.

For its services to a Sub-Advised Series under an Investment Management Agreement, the Advisor will receive an investment management fee from that Sub-Advised Series. A Sub-Advisor will receive an investment management fee from the Advisor.6 The fee paid to the Sub-Advisor will result from the negotiations between the Advisor and the particular Sub-Advisor and will be approved by the Board, including a majority of the Independent Board Members.

IV.	The sub-advisors

Pursuant to the authority under the Investment Management Agreement, the Advisor may enter into Sub-Advisory Agreements with various Sub-Advisors on behalf of the Sub-Advised Series.

The Sub-Advisors are and will be “investment advisers” to the Sub-Advised Series within the meaning of section 2(a)(20) of the 1940 Act and will provide investment management services to the Sub-Advised Series subject to, without limitation, the requirements of sections 15(c) and 36(b) of the 1940 Act. In addition, the Sub-Advisors are and will be registered with the Commission as investment advisers under the Advisers Act or not subject to such registration. The Advisor will select Sub-Advisors based on the Advisor’s evaluation of the Sub-Advisors’ skills in managing assets pursuant to particular investment styles, and will recommend their hiring to the Board. The Advisor may employ multiple Sub-Advisors for one or more of the Sub-Advised Series. In those instances, the Advisor would allocate and, as appropriate, reallocate a Sub-Advised Series’ assets among the Sub-Advisors and the Sub-Advisors would have management oversight of that portion of the Sub-Advised Series allocated to each of them.

The Advisor will engage in an on-going analysis of the continued advisability of retaining a Sub-Advisor and will make recommendations to the applicable Board as needed. The Advisor will also negotiate and renegotiate the terms of the Sub-Advisory Agreements with the Sub-Advisors, including the fees paid to the Sub-Advisors, and will make recommendations to the applicable Board as needed.

The Sub-Advisors, subject to the supervision of the Advisor and oversight of the applicable Board, will determine the securities and other investments to be purchased, sold or entered into by a Sub-Advised Series’ portfolio or a portion thereof, and will place orders with brokers or dealers that they select. The Sub-Advisors will keep certain records required by the 1940 Act and the Advisers Act to be maintained on behalf of the relevant Sub-Advised Series, and will assist the Advisor to maintain the Sub-Advised Series’ compliance with the relevant requirements of the 1940 Act. The Sub-Advisors will monitor the respective Sub-Advised Series’ investments and provide periodic reports to the applicable Board and the Advisor. The Sub-Advisors will also make their officers and employees available to the Advisor and the applicable Board to review the investment performance and investment policies of the Sub-Advised Series.

Each existing Sub-Advisory Agreement was approved by the applicable Board, including a majority of its Independent Board Members, and the shareholders or the initial shareholder of the applicable Sub-Advised Series in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. All Sub-Advisory Agreements will be approved by the applicable Board in the same manner. The terms of each Sub-Advisory Agreement will comply fully with the requirements of Section 15(a) of the 1940 Act. Each Sub-Advisory Agreement will set forth the duties of the Sub-Advisors and precisely describe the compensation that the Sub-Advisor will receive for providing services to the relevant Sub-Advised Series, and will provide that (1) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the applicable Board at the times and in the manner required by Section 15(c) of the 1940 Act, (2) it may be terminated at any time, without the payment of any penalty, by the Advisor, the applicable Board or by the shareholders of the applicable Sub-Advised Series on not more than sixty days’ written notice to the Sub-Advisor, and (3) it will terminate automatically in the event of its “assignment,” as defined in Section 2(a)(4) of the 1940 Act. To the extent required by law, the Applicants will continue the shareholder approval process for any Sub-Advisory Agreements until such time as the Commission grants the exemptive relief requested in this Application to the Applicants.

[6]	A Sub-Advised Series also may pay advisory fees directly to a Sub-Advisor.

The terms of the Sub-Advisory Agreements will also be reviewed and renewed on an annual basis by the applicable Board, including a majority of its Independent Board Members in accordance with Section 15(c) of the 1940 Act. Each year, the applicable Board will dedicate substantial time to review contract matters, including matters relating to Investment Management Agreements and Sub-Advisory Agreements. Each applicable Board will review comprehensive materials received from each Advisor, the Sub-Advisors, independent third parties and independent counsel. Each Board will consist of a majority of Independent Board Members. The Applicants will continue this annual review and renewal process for Sub-Advisory Agreements in accordance with the 1940 Act if the relief requested herein is granted by the Commission.

A Board will review information provided by the Advisor and the Sub-Advisors when it is asked to approve or renew Sub-Advisory Agreements. A Sub-Advised Series will disclose in its statutory prospectus that a discussion regarding the basis for the applicable Board’s approval and renewal of the Investment Management Agreement and any applicable Sub-Advisory Agreements is available in the Sub-Advised Series’ annual or semi-annual report to shareholders for the relevant period in accordance with Item 10(a)(1)(iii) of Form N-1A. The information provided to the applicable Board will be maintained as part of the records of the respective Sub-Advised Series pursuant to Rule 31a-1(b)(4) and Rule 31a-2 under the 1940 Act.

Pursuant to the Sub-Advisory Agreements, the Advisor will agree to pay the applicable Sub-Advisors a fee out of the fee paid to the Advisor under the Investment Management Agreement.7 Each Sub-Advisor will bear its own expenses of providing investment management services to the relevant Sub-Advised Series.

V.	Request for exemptive relief

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested relief described in this Application meets this standard.

[7]	A Sub-Advised Series also may pay advisory fees directly to a Sub-Advisor.

VI.	Legal analysis and discussion

a.	Shareholder Vote

i.	Regulatory Background

Section 15(a) of the 1940 Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company.” Rule 18f-2(a) under the 1940 Act states that any “matter required to be submitted…to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.” Further, Rule 18f-2(c)(1) under the 1940 Act provides that a vote to approve an investment advisory contract required by Section 15(a) of the 1940 Act “shall be deemed to be effectively acted upon with respect to any class or series of securities of such registered investment company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.”

Section 2(a)(20) of the 1940 Act defines an “investment adviser” as any person who, pursuant to an agreement with such registered investment company or with an investment adviser of such registered investment company, regularly furnishes advice with respect to the desirability of investing in, purchasing or selling securities or other property or is empowered to determine what securities or other property shall be purchased or sold by such registered investment company. Consequently, the Sub-Advisors are deemed to be within the definition of an “investment adviser” and therefore, the Sub-Advisory Agreements are each subject to Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Investment Management Agreements.

Taken together, Section 15(a) of the 1940 Act and Rule 18f-2 require a majority of the outstanding voting securities of a Sub-Advised Series to approve Sub-Advisory Agreements whenever the Advisor proposes to the Board to hire new Sub-Advisors to manage the assets of a Sub-Advised Series8. These provisions would also require shareholder approval by a majority vote for any material amendment to Sub-Advisory Agreements.

The Sub-Advisory Agreement must precisely describe all compensation to be paid thereunder and provide for its termination without penalty by the Board on not more than 60 days’ notice.9 In addition, the Sub-Advisory Agreements are required to terminate automatically and immediately upon their “assignment,” which could occur upon a change in control of the Sub-Advisors.10

Each Wholly-Owned Sub-Advisor is expected to run its own day-to-day operations and each will have its own investment personnel. Therefore, in certain instances, appointing certain Wholly-Owned Sub-Advisors could be viewed as a change in management and, as a result, an “assignment” within the meaning of the 1940 Act. Rule 2a-6 under the 1940 Act provides an exemption from the shareholder voting requirements in Section 15(a) of the 1940 Act and Rule 18f-2 thereunder for certain transactions that do not result in a “change in actual control or management of the investment adviser” to a registered investment company. As a general matter, the Applicants believe that Rule 2a-6 under the 1940 Act may not in all circumstances provide a safe harbor to approve or materially amend Sub-Advisory Agreements with Wholly-Owned Sub-Advisors without obtaining shareholder approval as required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.

[8]	In the case of a Sub-Advised Series that is a Master Fund, shareholder approval requirements under Section 15(a) and Rule 18f-2 thereunder are also governed by the voting provisions set forth in Section 12(d)(1)(E) of the 1940 Act.
[9]	See Section 15(a)(3) of the 1940 Act.
[10]	See Section 15(a)(4) of the 1940 Act. Section 2(a)(4) of the 1940 Act defines “assignment” as any direct or indirect transfer or hypothecation of a contract.

ii.	Requested Relief

Applicants seek relief to (i) select Sub-Advisors to manage all or a portion of the assets of a Sub-Advised Series and enter into Sub-Advisory Agreements and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisors, each subject to the approval of the applicable Board, including a majority of the Independent Board Members, without obtaining shareholder approval required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. The Applicants believe that the relief sought should be granted by the Commission because (1) the Advisor either will operate a Sub-Advised Series, or may operate a Sub-Advised Series, in a manner that is different from conventional investment companies; (2) the relief will benefit shareholders by enabling a Sub-Advised Series to operate in a less costly and more efficient manner; and (3) the Applicants consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.

1.	Operations of the Trusts

Section 15(a) was designed to protect the interest and expectations of a registered investment company’s shareholders by requiring that they approve investment advisory contracts, including sub-advisory contracts.11 Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.12 The relief sought in this Application is consistent with this public policy.

In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make the day-to-day investment decisions. The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers. Alternatively, for multi-manager funds, the investment adviser is not normally responsible for the day-to-day investment decisions and instead, the investment adviser selects, supervises, and evaluates sub-advisers who ultimately are responsible for the day-to-day investment decisions.

Primary responsibility for management of a Sub-Advised Series’ assets, including the selection and supervision of the Sub-Advisors, is vested in the Advisor, subject to the oversight of the Board. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisors in the Advisor in light of the management structure of the Sub-Advised Series, as well as the shareholders’ expectation that the Advisor is in possession of information necessary to select the most capable Sub-Advisors. The Advisor has the requisite expertise to evaluate, select and supervise the Sub-Advisors. The Advisor will not normally make day-to-day investment decisions for a Sub-Advised Series.13

[11]	See Section 1(b)(6) of the 1940 Act.
[12]	Hearings on S. 3580 before a Subcomm. Of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 253 (1940) (statement of David Schenker).
[13]	Although the Advisor will not normally make such day-to-day investment decisions, it may manage all or a portion of the assets of a Sub-Advised Series from time to time.

From the perspective of the shareholder, the role of the Sub-Advisors is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. The individual portfolio managers and the Sub-Advisors are each charged with the selection of portfolio investments in accordance with a Sub-Advised Series’ investment objectives, strategies, policies and restrictions and have no broad supervisory, management or administrative responsibilities with respect to a Sub-Advised Series. Shareholders expect the Advisor, subject to review and approval of the applicable Board, to select the Sub-Advisors who are in the best position to achieve the Sub-Advised Series’ investment objective. Shareholders also rely on the Advisor for the overall management of a Sub-Advised Series and the Sub-Advised Series’ total investment performance.

Whenever required by Section 15(c) of the 1940 Act, the applicable Board will request and the Advisor and each applicable Sub-Advisor will furnish such information as may be reasonably necessary for the Board to evaluate the terms of the Investment Management Agreements and the Sub-Advisory Agreements. The information that is provided to the Board will be maintained as part of the records of the Sub-Advised Series in accordance with the applicable recordkeeping requirements under the 1940 Act and made available to the Commission in the manner prescribed by the 1940 Act.

In addition, the Advisor and the applicable Board will consider the reasonableness of the Sub-Advisor’s compensation with respect to each Sub-Advised Series for which the Sub-Advisor will provide portfolio management services. The Sub-Advisor’s fee, whether payable by the Advisor or directly payable by a Sub-Advised Series, directly bears on the amount and reasonableness of the Advisor’s fee payable by a Sub-Advised Series. Accordingly, the Advisor and the applicable Board will consider the fees paid to Sub-Advisors in evaluating the reasonableness of the overall arrangements, consistent with the requirements of Section 15(c) of the 1940 Act.

2.	Lack of Economic Incentives

With respect to the relief sought herein, the Applicants believe that no conflict of interest or opportunity for self-dealing would arise under the terms and conditions of this Application. The Applicants also believe that no economic incentive exists for the Advisor to select a Non-Affiliated or Wholly-Owned Sub-Advisor to manage all or a portion of the assets of a Sub-Advised Series. As noted above, no Sub-Advised Series will be responsible for directly compensating a Wholly-Owned Sub-Advisor. The Advisor will receive a management fee pursuant to the Investment Management Agreements, which has been approved by each applicable Board, including a majority of such Board’s Independent Board Members, and the shareholders of the relevant Sub-Advised Series. Any Sub-Advisor will receive a sub-advisory fee pursuant to the applicable Sub-Advisory Agreement, which has been approved by the Board, including a majority of the Independent Board Members.

Even if the Advisor had an economic incentive, it would not be able to act to the detriment of the shareholders of the Sub-Advised Series because of the conditions set forth in this Application. Applicants assert that conditions 6, 7, 9, 10 and 11 are designed to provide the Board with sufficient independence and the resources and information it needs to monitor and address any conflicts of interest. A majority of each Board will continue to be composed of Independent Board Members, and, to the extent a Sub-Advised Series relies on the relief that would allow such Sub-Advised Series to provide Aggregate Fee Disclosure, the Independent Board Members will have independent counsel. For any Sub-Advised Series that uses a sub-advisor that is an “affiliated person” (as such term is defined in the 1940 Act) of the Advisor, including, but not limited to, Wholly-Owned Sub-Advisors, a condition requires each applicable Board to make a separate finding, reflected in the Board minutes, that any change in Sub-Advisors to manage all or a portion of the assets of that Sub-Advised Series is in the best interests of the Sub-Advised Series and its shareholders. A new Sub-Advisor would also need to be approved by a majority of the Board members who are subject to limits on their ability to have a financial interest in that Sub-Advisor. If the Advisor proposes to terminate a Non-Affiliated Sub-Advisor and hire a Wholly-Owned Sub-Advisor for a Sub-Advised Series, the fees and other terms of the Sub-Advisory Agreement will be reviewed by the Board, including a majority of the Independent Board Members, under Section 15(c) of the 1940 Act, and the management fee paid to the Advisor by the Sub-Advised Series would remain subject to the annual review by the Board. Each Sub-Advisory Agreement would also remain subject to the annual review by the Board, including a majority of its Independent Board Members.

3.	Benefits to Shareholders

In the absence of exemptive relief from Section 15(a) of the 1940 Act, when new Sub-Advisors are retained by the Advisor on behalf of a Sub-Advised Series, the shareholders of the Sub-Advised Series will be required to approve the Sub-Advisory Agreements. Similarly, if Sub-Advisory Agreements are amended in any material respect, approval by the shareholders of the affected Sub-Advised Series will be required. Moreover, if Sub-Advisory Agreements were “assigned” as a result of a change in control of the Sub-Advisors, the shareholders of the affected Sub-Advised Series would be required to approve retaining the existing Sub-Advisor. In all these instances, the need for shareholder approval would require the Sub-Advised Series to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Sub-Advised Series, and generally necessitate the retention of a proxy solicitor. This process is time-intensive, expensive and slow, and, in the case of a poorly performing Sub-Advisor or one whose management team has parted ways with the Sub-Advisor, potentially harmful to the Sub-Advised Series and its shareholders.

As noted above, shareholders investing in a Sub-Advised Series that has Sub-Advisors are hiring the Advisor to manage the Sub-Advised Series’ assets by overseeing, evaluating, monitoring and recommending Sub-Advisors rather than by hiring its own employees to manage the assets directly. Applicants believe that permitting the Advisor to perform the duties for which the shareholders of the Sub-Advised Series are paying the Advisor – the selection, supervision and evaluation of the Sub-Advisors – without incurring unnecessary delays or expenses is appropriate in the interest of the Sub-Advised Series’ shareholders and will allow such Sub-Advised Series to operate more efficiently. Without the delay and costs inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), the Sub-Advised Series will be able to replace Sub-Advisors more quickly and at less cost, when the applicable Board, including a majority of its Independent Board Members, and the Advisor believe that a change would benefit a Sub-Advised Series and its shareholders. Without the requested relief, a Sub-Advised Series may, for example, be left in the hands of a Sub-Advisor that may be unable to manage a Sub-Advised Series’ assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Sub-Advisor. Moreover, if a Sub-Advisory Agreement were “assigned” as a result of a change in control of the Sub-Advisor, the shareholders of the affected Sub-Advised Series will be required to approve retaining the existing Sub-Advisor.

If the relief requested is granted, the Investment Management Agreements will continue to be fully subject to Section 15(a) of, and Rule 18f-2 under, the 1940 Act. Moreover, each Board will consider the applicable Investment Management Agreements and Sub-Advisory Agreements in connection with its annual contract renewal process under Section 15(c) of the 1940 Act, and the standards of Section 36(b) of the 1940 Act will be applied to the fees paid by the Advisor or a Sub-Advised Series, as applicable, to the applicable Sub-Advisor.

4.	Shareholder Notification

With the exception of the relief requested in connection with Aggregate Fee Disclosure (as defined below), the prospectus and statement of additional information for each Sub-Advised Series will include all information required by Form N-1A concerning the Sub-Advisors. If new Sub-Advisors are retained or Sub-Advisory Agreements are materially amended, the Sub-Advised Series’ prospectus and statement of additional information will be supplemented promptly pursuant to Rule 497(e) under the Securities Act of 1933, as amended.

If new Sub-Advisors are hired, the Sub-Advised Series will inform shareholders of the hiring of a new Sub-Advisor pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Sub-Advisor is hired for any Sub-Advised Series, that Sub-Advised Series will send its shareholders14 either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;15 and (b) the Sub-Advised Series will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Sub-Advisors provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Sub-Advisory Agreements.

Prior to any Sub-Advised Series relying on the requested relief in this Application, the Board, including its Independent Board Members, will have approved its operations as described herein16. Additionally, the shareholders of the applicable Sub-Advised Series have approved, or will approve, its operation as described herein by a vote of a majority of the outstanding voting securities, within the meaning of the 1940 Act, or by the sole shareholder prior to a Sub-Advised Series offering its shares. If any Sub-Advised Series obtains shareholder approval to operate under the multi-manager structure described herein, either at a meeting of shareholders, or by the consent of the sole shareholder prior to the Sub-Advised Series offering its shares, prior to the issuance of an order as requested in this Application, the prospectus for the Sub-Advised Series will at all times following such shareholder approval contain appropriate disclosure that the Sub-Advised Series has applied for exemptive relief to operate under the multi-manager structure described herein, including the ability to hire new Sub-Advisors and materially amend an existing Sub-Advisory Agreement without soliciting further shareholder vote.

[14]	If the Sub-Advised Series is a Master Fund, for purposes of the Modified Notice and Access Procedures, “shareholders” include both the shareholders of the applicable Master Fund and the shareholders of its Feeder Funds.

[15]	A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Advisor (except as modified to permit Aggregate Fee Disclosure as defined in this Application); (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Sub-Advised Series.

A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed with the Commission via the EDGAR system.

[16]	Before a Master Fund may rely on the relief requested in this Application, the operation of the Master Fund in the manner described herein will be approved by a majority of the outstanding voting securities of the Master Fund, within the meaning of the 1940 Act, which will include voting instructions provided by the shareholders of the Feeder Funds investing in such Master Fund or other voting arrangements that in either case comply with Section 12(d)(1)(E)(iii)(aa) of the 1940 Act or, in the case of a new Master Fund or new Feeder Fund all of whose shareholders purchase shares on the basis of a prospectus containing the relevant disclosure, by the initial shareholder prior to any public offering. See Wells Fargo Funds Trust, et al., Investment Company Act Release Nos. 30830 (December 13, 2013) (notice) and 30853 (January 8, 2014) (order) and CCM Advisors Funds, et al., Investment Company Act Release Nos. 25208 (October 11, 2001) (notice) and 25251 (November 1, 2001) (order).

In the case of any new Sub-Advised Series that has not yet offered its shares, and all of whose shareholders purchase shares on the basis of a prospectus containing disclosures to the effect that the relief described herein is being sought, or has been obtained, from the Commission, only the approval of the initial shareholder will be obtained.

b.	Fee Disclosure

i.	Regulatory Background

Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement of additional information the method of computing the “advisory fee payable” by the investment company, including the total dollar amounts that the investment company “paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years.”

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company’s proxy statement. Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year. Item 22(c)(8) requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percent of the amount in (i). Together, these provisions may require a Sub-Advised Series to disclose the fees paid to Sub-Advisors in connection with a request for shareholder approval with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.

Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees. These provisions could require a Sub-Advised Series’ financial statements to disclose information concerning fees paid to Sub-Advisors. An exemption is requested to permit the Sub-Advised Series to include only the Aggregate Fee Disclosure (as defined below). All other items required by Sections 6-07(2)(a), (b), and (c) of Regulation S-X will be disclosed.

ii.	Requested Relief

Applicants seek relief to permit each Sub-Advised Series to disclose (as a dollar amount and a percentage of a Sub-Advised Series’ net assets) (a) the aggregate fees paid to the Advisor and any Wholly-Owned Sub-Advisors; (b) the aggregate fees paid to Non-Affiliated Sub-Advisors; and (c) the fee paid to each Affiliated Sub-Advisor (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees that may be required by Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Section 6-07(2)(a), (b) and (c) of Regulation S-X. Applicants request that, for any Sub-Advised Series that is a Master Fund, this relief also permit any Feeder Fund invested in that Master Fund to disclose Aggregate Fee Disclosure. The Aggregate Fee Disclosure would be presented as both a dollar amount and as a percentage of the Sub-Advised Series’ net assets. Applicants believe that the relief sought in this Application should be granted because the Advisor intends to operate the applicable Sub-Advised Series under a multi-manager structure. As a result, disclosure of the individual fees that the Advisor pays to the Sub-Advisors would not serve any meaningful purpose.

As noted above, the Advisor may operate a Sub-Advised Series in a manner different from a traditional investment company. By investing in a Sub-Advised Series, shareholders are hiring the Advisor to manage the Sub-Advised Series’ assets by overseeing, evaluating, monitoring and recommending Sub-Advisors rather than by hiring its own employees to manage the assets directly. The Advisor, under the supervision of each applicable Board, is responsible for overseeing the Sub-Advisors and recommending their hiring, termination and replacement. In return, the Advisor receives an advisory fee from the Sub-Advised Series. Pursuant to the relevant Sub-Advisory Agreement, the Advisor may compensate a Sub-Advisor or the Sub-Advised Series may compensate the Sub-Advisor directly.17 Disclosure of the individual fees that the Advisor would pay to the Sub-Advisors does not serve any meaningful purpose since investors pay the Advisor to oversee, monitor, evaluate and compensate the Sub-Advisors. Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Sub-Advisors are to inform shareholders of expenses to be charged by a particular Sub-Advised Series and to enable shareholders to compare the fees to those of other comparable investment companies. Applicants believe that the requested relief satisfies these objectives because the advisory fee paid to the Advisor will be fully disclosed and therefore, shareholders will know what the Sub-Advised Series’ fees and expenses are and will be able to compare the advisory fees a Sub-Advised Series is charged to those of other investment companies.

Indeed, in a more conventional arrangement, requiring the Sub-Advised Series to disclose the fees negotiated between the Advisor and the Sub-Advisors would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment adviser. In the case of a single adviser or traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers. Similarly, in the case of the Sub-Advised Series, the shareholders will have chosen to employ the Advisor and to rely upon the Advisor’s expertise in monitoring the Sub-Advisors, recommending the Sub-Advisors’ selection and termination (if necessary), and negotiating the compensation of the Sub-Advisors. There are no policy reasons that require shareholders of the Sub-Advised Series to be informed of the individual Sub-Advisor’s fees any more than shareholders of a traditional investment company (single investment adviser) would be informed of the particular investment adviser’s portfolio managers’ salaries.18

[17]	Any amendments to a Sub-Advisory Agreement that would increase the aggregate advisory fee rate (including Sub-Advisory fees) payable by a Sub-Advised Series would be Ineligible Sub-Adviser Changes and would require shareholder approval.
[18]	The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund is required to include in its statement of additional information, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Sub-Advised Series, the statement of additional information will describe the structure and method used to determine the compensation received by each portfolio manager employed by any Sub-Advisor. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Sub-Advised Series, the statement of additional information will describe the structure of, and method used to determine, the compensation received by each Sub-Advisor.

The requested relief would benefit shareholders of the Sub-Advised Series because it would improve the Advisor’s ability to negotiate the fees paid to Sub-Advisors. The Advisor’s ability to negotiate with the various Sub-Advisors would be adversely affected by public disclosure of fees paid to each Sub-Advisor. If the Advisor is not required to disclose the Sub-Advisors’ fees to the public, the Advisor may be able to negotiate rates that are below a Sub-Advisor’s “posted” amounts. Moreover, if one Sub-Advisor is aware of the advisory fee paid to another Sub-Advisor, the Sub-Advisor is unlikely to decrease its advisory fee below that amount. The relief will also encourage Sub-Advisors to negotiate lower sub-advisory fees with the Advisor if the lower fees are not required to be made public.

c.	Precedent

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 for Non-Affiliated Sub-Advisors and Wholly-Owned Sub-Advisors, as well as relief from the disclosure requirements of the rules and forms discussed herein, have been granted previously by the Commission. See, e.g., FS Series Trust and FS Fund Advisor, LLC, Nos 32992 (January 25, 2018) (notice) and 33006 (February 20, 2018) (order); Morningstar Funds Trust and Morningstar Investment Management, LLC Investment Company Act Rel. Nos. 32736 (July 18, 2017) and 32780 (August 15, 2017); The RBB Fund, Inc. and Altair Advisers LLC, Investment Company Act Rel. Nos 32481 (February 21, 2017) (notice) and 32530 (March 13, 2017) (order); Blackstone Alternative Investment Funds and Blackstone Alternative Investment Advisors LLC, Investment Company Act Rel. Nos. 32481 (February 16, 2017) (notice) and 32530 (March 13, 2017) (order); Virtus Alternative Solutions Trust, et al., Investment Company Act Rel. Nos. 32327 (October 25, 2016) (order) and 32293 (September 28, 2016) (notice); ETF Managers Group, LLC et.al. Investment Company Act Rel. Nos.32142 (June 8, 2016) (notice) and 32171 (July 6, 2016) (order); and BMO Funds, Inc. and BMO Asset Management Corp., Investment Company Act Rel. Nos. 31603 (May 15, 2015) (notice) and 31666 (June 10, 2015) (order); and SSgA Funds Management, Inc., et al., Investment Company Act Rel. Nos. 31384 (December 18, 2014) (notice) and 31412 (January 13, 2015) (order).

VII.	CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions19:

1.	Before a Sub-Advised Series may rely on the order requested in the Application, the operation of the Sub-Advised Series in the manner described in this Application, including the hiring of Wholly-Owned Sub-Advisors, will be, or has been, approved by a majority of the Sub-Advised Series’ outstanding voting securities (or if the Sub-Advised Series serves as a funding medium for any sub-account of a registered separate account, pursuant to voting instructions provided by the unitholders of the sub-account), as defined in the 1940 Act, which in the case of a Master Fund will include voting instructions provided by shareholders of the Feeder Funds investing in such Master Fund or other voting arrangements that comply with Section 12(d)(1)(E)(iii)(aa) of the 1940 Act, or, in the case of a Sub-Advised Series whose public shareholders (or variable contract owners through a registered separate account) purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder before such Sub-Advised Series’ shares are offered to the public (or the variable contract owners through a separate account).

[19]	Applicants will only comply with conditions 7, 8, 9 and 12 if they rely on the relief that would allow them to provide Aggregate Fee Disclosure.

2.	The prospectus for each Sub-Advised Series, and in the case of a Master Fund relying on the requested relief, the prospectus for each Feeder Fund investing in such Master Fund, will disclose the existence, substance, and effect of any order granted pursuant to this Application. Each Sub-Advised Series (and any such Feeder Fund) will hold itself out to the public as employing the multi-manager structure described in this Application. Each prospectus will prominently disclose that the Advisor has the ultimate responsibility, subject to oversight by the applicable Board, to oversee the Sub-Advisors and recommend their hiring, termination and replacement.

3.	The Advisor will provide general management services to a Sub-Advised Series, including overall supervisory responsibility for the general management and investment of the Sub-Advised Series’ assets. Subject to review and approval of the Board, the Advisor will (a) set a Sub-Advised Series’ overall investment strategies, (b) evaluate, select, and recommend Sub-Advisors to manage all or a portion of a Sub-Advised Series’ assets, and (c) implement procedures reasonably designed to ensure that Sub-Advisors comply with a Sub-Advised Series’ investment objective, policies and restrictions. Subject to review by the applicable Board, the Advisor will (a) when appropriate, allocate and reallocate a Sub-Advised Series’ assets among multiple Sub-Advisors; and (b) monitor and evaluate the performance of Sub-Advisors.

4.	A Sub-Advised Series will not make any Ineligible Sub-Advisor Changes without such agreement, including the compensation to be paid thereunder, being approved by the shareholders (or, if the Sub-Advised Series serves as a funding medium for any sub-account of a registered separate account, pursuant to voting instructions provided by the unitholders of the sub-account) of the applicable Sub-Advised Series, which in the case of a Master Fund will include voting instructions provided by shareholders of the Feeder Fund investing in such Master Fund or other voting arrangements that comply with Section 12(d)(1)(E)(iii)(aa) of the 1940 Act.

5.	Sub-Advised Series will inform shareholders, or, if the Sub-Advised Series serves as a funding medium for any sub-account of a registered separate account (or is a Master Fund), the Advisor will inform the unitholders of the sub-account (or shareholders of any Feeder Funds), of the hiring of a new Sub-Advisor within 90 days after the hiring of the new Sub-Advisor pursuant to the Modified Notice and Access Procedures.

6.	At all times, at least a majority of each Board will be Independent Board Members, and the selection and nomination of new or additional Independent Board Members will be placed within the discretion of the then-existing Independent Board Members.

7.	Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Board Members. The selection of such counsel will be within the discretion of the then-existing Independent Board Members.

8.	The Advisor will provide the Board, no less frequently than quarterly, with information about the profitability of the Advisor on a per Sub-Advised Series basis. The information will reflect the impact on profitability of the hiring or termination of any sub-adviser during the applicable quarter.

9.	Whenever a sub-advisor is hired or terminated, the Advisor will provide the applicable Board with information showing the expected impact on the profitability of the Advisor.

10.	Whenever a sub-advisor change is proposed for a Sub-Advised Series with an Affiliated Sub-Advisor or a Wholly-Owned Sub-Advisor, the applicable Board, including a majority of the Independent Board Members, will make a separate finding, reflected in the Board minutes, that such change is in the best interests of the Sub-Advised Series and its shareholders, and if the Sub-Advised Fund is a Master Fund, the best interests of any applicable Feeder Funds and their respective shareholders, and does not involve a conflict of interest from which the Advisor or the Affiliated Sub-Advisor or Wholly-Owned Sub-Advisor derives an inappropriate advantage.

11.	No Board member or officer of a Sub-Advised Series or a Feeder Fund, or partner, director, manager, or officer of the Advisor, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Sub-Advisor, except for (i) ownership of interests in the Advisor or any entity, other than a Wholly-Owned Sub-Advisor, that controls, is controlled by, or is under common control with the Advisor; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly-traded company that is either a Sub-Advisor or an entity that controls, is controlled by or is under common control with a Sub-Advisor.

12.	Each Sub-Advised Series and any Feeder Fund that invests in a Sub-Advised Series that is a Master Fund, will disclose the Aggregate Fee Disclosure in its registration statement.

13.	In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that requested in the Application, the requested order will expire on the effective date of that rule.

14.	Any new Sub-Advisory Agreement or any amendment to a Sub-Advised Series’ existing Investment Management Agreement or Sub-Advisory Agreement that directly or indirectly results in an increase in the aggregate advisory fee rate payable by the Sub-Advised Series will be submitted to the Sub-Advised Series’ shareholders (or, if the Sub-Advised Series serves as a funding medium for any sub-account of a registered separate account, the unitholders of the sub-account) for approval.

VIII.	PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The certifications of the Applicants, including the resolutions of the Applicants authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act are included as Exhibits A-1 through A-5 to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibits B-1 through B-5 to this Application.

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants state that their address is 1290 Broadway, Suite 1100, Denver, Colorado 80203 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

IX.	CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

[Signature Page Follows]

The Applicants have caused this Application to be duly signed on their behalf on October 2, 2018.

ALPS VARIABLE INVESTMENT TRUST

By:	/s/ Jeremy Held
Name:	Jeremy Held
Title:	President

ALPS ETF TRUST

By:	/s/ Edmund J. Burke
Name:	Edmund J. Burke
Title:	President

FINANCIAL INVESTORS TRUST

By:	/s/ Edmund J. Burke
Name:	Edmund J. Burke
Title:	President

alps adVISORS, INC.

By:	/s/ Edmund J. Burke
Name:	Edmund J. Burke
Title:	President

EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Designation	Document
Exhibits A-1 through A-4	Certifications
Exhibits B-1 through B-4	Verifications

Exhibit A-1

CERTIFICATION

The undersigned certifies that the undersigned is the duly elected Secretary of ALPS Variable Investment Trust (the “Trust”) that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, the rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents and by-laws of the Trust have been taken and the person signing and filing the Application on behalf of the Trust is fully authorized to do so; and that the Board of the Trust adopted the following vote at a meeting of the Board of the Trust held on March 5, 2018 in accordance with the by-laws of the Trust:

RESOLVED, that the filing with the Securities and Exchange Commission of an application pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an order of exemption from certain provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder and certain disclosure requirements under various rules and forms, to, among other things, select, hire and terminate subadvisers and amend subadvisory contracts on behalf of certain series of the Trust (each a “Fund”) without shareholder approval (the “Exemptive Application”), in the form presented to the Board, with such changes as the officers may approve with the advice of counsel to the Fund, and any amendments thereto, in a form satisfactory to such officers and Fund counsel, the execution and filing of the Exemptive Application and any amendment thereto to be conclusive evidence of the Board’s authorization, is hereby approved; and

FURTHER RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of the Trust, and under its corporate seal or otherwise, as shall in his judgment be necessary, proper or advisable in order to arrange for the filing of the Exemptive Application and any amendments thereto, and all related exhibits, on behalf of the Trust, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing resolution, the taking of any such action and the execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized by this resolution.

IN WITNESS WHEREOF, I have hereunto set my name on April 9, 2018.

By:	/s/ Andrea E. Kuchli
Name:	Andrea E. Kuchli
Title:	Secretary

Exhibit A-2

CERTIFICATION

The undersigned certifies that the undersigned is the duly elected Secretary of ALPS ETF Trust (the “Trust”) that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, the rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents and by-laws of the Trust have been taken and the person signing and filing the Application on behalf of the Trust is fully authorized to do so; and that the Board of the Trust adopted the following vote at a meeting of the Board of the Trust held on March 5, 2018 in accordance with the by-laws of the Trust:

RESOLVED, that the filing with the Securities and Exchange Commission of an application pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an order of exemption from certain provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder and certain disclosure requirements under various rules and forms, to, among other things, select, hire and terminate subadvisers and amend subadvisory contracts on behalf of certain series of the Trust (each a “Fund”) without shareholder approval (the “Exemptive Application”), in the form presented to the Board, with such changes as the officers may approve with the advice of counsel to the Fund, and any amendments thereto, in a form satisfactory to such officers and Fund counsel, the execution and filing of the Exemptive Application and any amendment thereto to be conclusive evidence of the Board’s authorization, is hereby approved; and

FURTHER RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of the Trust, and under its corporate seal or otherwise, as shall in his judgment be necessary, proper or advisable in order to arrange for the filing of the Exemptive Application and any amendments thereto, and all related exhibits, on behalf of the Trust, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing resolution, the taking of any such action and the execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized by this resolution.

IN WITNESS WHEREOF, I have hereunto set my name on April 9, 2018.

By:	/s/ Andrea E. Kuchli
Name:	Andrea E. Kuchli
Title:	Secretary

Exhibit A-3

CERTIFICATION

The undersigned certifies that the undersigned is the duly elected Secretary of Financial Investors Trust (the “Trust”) that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, the rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents and by-laws of the Trust have been taken and the person signing and filing the Application on behalf of the Trust is fully authorized to do so; and that the Board of the Trust adopted the following vote at a meeting of the Board of the Trust held on March 14, 2018 in accordance with the by-laws of the Trust:

RESOLVED, that the filing with the Securities and Exchange Commission of an application pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an order of exemption from certain provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder and certain disclosure requirements under various rules and forms, to, among other things, select, hire and terminate subadvisers and amend subadvisory contracts on behalf of certain series of the Trust (each a “Fund”) without shareholder approval (the “Exemptive Application”), in the form presented to the Board, with such changes as the officers may approve with the advice of counsel to the Fund, and any amendments thereto, in a form satisfactory to such officers and Fund counsel, the execution and filing of the Exemptive Application and any amendment thereto to be conclusive evidence of the Board’s authorization, is hereby approved; and

FURTHER RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of the Trust, and under its corporate seal or otherwise, as shall in his judgment be necessary, proper or advisable in order to arrange for the filing of the Exemptive Application and any amendments thereto, and all related exhibits, on behalf of the Trust, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing resolution, the taking of any such action and the execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized by this resolution.

IN WITNESS WHEREOF, I have hereunto set my name on April 9, 2018.

By:	/s/ Karen S. Gilomen
Name:	Karen S. Gilomen
Title:	Secretary

Exhibit A-4

CERTIFICATION

The undersigned certifies that the undersigned is the duly elected President of ALPS Advisors, Inc. (the “Advisor”) that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents and by-laws of the Advisor have been taken and the person signing and filing the Application on behalf of the Advisor is fully authorized to do so.

By:	/s/ Edmund J. Burke
Name:	Edmund J. Burke
Title:	President

Date:	April 9, 2018

Exhibit B-1

VERIFICATION

The undersigned states that the undersigned has duly executed the attached application, dated April 9, 2018 for and on behalf of ALPS Variable Investment Trust (the “Trust”) that undersigned is the President of the Trust; and that all action by persons necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that the undersigned is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

By:	/s/ Jeremy Held
Name:	Jeremy Held
Title:	President

Date:	April 9, 2018

Exhibit B-2

VERIFICATION

The undersigned states that the undersigned has duly executed the attached application, dated April 9, 2018 for and on behalf of ALPS ETF Trust (the “Trust”) that undersigned is the President of the Trust; and that all action by persons necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that the undersigned is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

By:	/s/ Edmund J. Burke
Name:	Edmund J. Burke
Title:	President

Date:	April 9, 2018

Exhibit B-3

VERIFICATION

The undersigned states that the undersigned has duly executed the attached application, dated April 9, 2018 for and on behalf of Financial Investors Trust (the “Trust”) that undersigned is the President of the Trust; and that all action by persons necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that the undersigned is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

By:	/s/ Edmund J. Burke
Name:	Edmund J. Burke
Title:	President

Date:	April 9, 2018

Exhibit B-4

VERIFICATION

The undersigned states that the undersigned has duly executed the attached application, dated April 9, 2018, for and on behalf of the ALPS Advisors, Inc. (the “Advisor”) that undersigned is the President of the Advisor; and that all action by persons necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that the undersigned is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of of the undersigned’s knowledge, information and belief.

By:	/s/ Edmund J. Burke
Name:	Edmund J. Burke
Title:	President

Date:	April 9, 2018

Exhibit C

SERIES RELYING ON ORDER

ALPS Variable Investment Trust:

Morningstar Conservative ETF Asset Allocation Portfolio

Morningstar Income and Growth ETF Asset Allocation Portfolio

Morningstar Balanced ETF Asset Allocation Portfolio

Morningstar Growth ETF Asset Allocation Portfolio

Morningstar Aggressive Growth ETF Asset Allocation Portfolio

ALPS Alerian Energy Infrastructure Portfolio

ALPS Red Rocks Private Listed Private Equity Portfolio

ALPS Stadion Core ETF Portfolio

ALPS Stadion Tactical Growth Portfolio

ALPS ETF Trust:

Alerian Energy Infrastructure ETF

Alerian MLP ETF

ALPS Clean Energy ETF

ALPS Disruptive Technologies ETF

ALPS Emerging Sector Dividend Dogs ETF

ALPS Equal Sector Weight ETF

ALPS International Sector Dividend Dogs ETF

ALPS Medical Breakthroughs ETF

ALPS Sector Dividend Dogs ETF

Barron’s 400SM ETF

Buzz US Sentiment Leaders ETF

Cohen & Steers Global Realty Majors ETF

RiverFront Dynamic Core Income ETF

RiverFront Dynamic Unconstrained Income ETF

RiverFront Dynamic US Dividend Advantage ETF

RiverFront Dynamic US Flex-Cap ETF

RiverFront Strategic Income Fund

Sprott Gold Miners ETF

Sprott Junior Gold Miners ETF

Workplace Equality Portfolio

Financial Investors Trust:

ALPS CoreCommodity Management CompleteCommodities Strategy Fund

ALPS Kotak India Growth Fund

ALPS Metis Global Micro Cap Value Fund

ALPS Red Rocks Listed Private Equity Fund

ALPS/Smith Total Return Bond Fund

ALPS/Smith Short Duration Bond Fund

ALPS WMC Research Value Fund

Clough China Fund

RiverFront Asset Allocation Aggressive

RiverFront Asset Allocation Growth

RiverFront Asset Allocation Growth & Income

RiverFront Asset Allocation Moderate

RiverFront Asset Allocation Income & Growth